Matters Submitted to a Vote of Security Holders

The Fund held its annual meeting of shareholders on July 25, 2007. Shareholders voted to re-elect John J. Dalessandro II and R. Peter Sullivan III and elect John C. Maney and William B. Ogden, IV as trustees indicated below:

					Withheld
					Authority	Affirmative
Re-election of John J. Dalessandro II 	8,550,055	     84,013
Election of John C. Maney 	        8,558,976	     75,092
Election of William B. Ogden, IV        8,558,822            75,246
Re-election of R. Peter Sullivan III    8,554,178	     79,890

Messrs. Paul Belica, Robert E. Connor and Hans W. Kertess continue to serve as Trustees.